MORGAN STANLEY CAPITAL I INC.
MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
New York, New York 10036
September 14, 2010
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Amanda Ravitz, Legal Branch Chief

Re:	Morgan Stanley Capital I Inc.
Registration Statement Number 333-167764
Ladies and Gentlemen:
               Pursuant to Rule 461 of the Securities Act of 1933, as amended, Morgan Stanley Capital I Inc. (the “Registrant”) and Morgan Stanley & Co. Incorporated (the “Managing Underwriter”) hereby submit a request for acceleration. The Registrant has filed a Registration Statement on Form S-3 (No. 333-167764) with the Securities and Exchange Commission (the “Commission”). We hereby request that it be declared effective on September 17, 2010, or as soon thereafter as practicable.
               We acknowledge and represent to the Commission that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, MORGAN STANLEY CAPITAL I INC. Registrant
By:	/s/ Stephen W. Holmes
	Name:	Stephen W. Holmes
	Title:	Vice President

MORGAN STANLEY & CO. INCORPORATED Managing Underwriter
By:	/s/ Stephen W. Holmes
	Name:	Stephen W. Holmes
	Title:	Executive Director